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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4 ) *
                                            -----

                         GIBRALTAR PACKAGING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374758-100
--------------------------------------------------------------------------------
                                 (Cusip Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   41st Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP No.        374758-100                            Page   2   of  12   Pages
         -------------------------                           ---      ---


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Chase Venture Capital Associates, L.P.
          13-337-6808

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|

                                                                       (b) |_|

3         SEC USE ONLY



4         SOURCE OF FUNDS*


          SC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e).                                              |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                    7       SOLE VOTING POWER
    NUMBER OF
                            221,739
     SHARES
                    8       SHARED VOTING POWER
  BENEFICIALLY
                            -0-
 OWNED BY EACH
                    9       SOLE DISPOSITIVE POWER
  REPORTING
                            221,739
    PERSON
                    10      SHARED DISPOSITIVE POWER
     WITH
                            -0-


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          221,739

12        CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%

14        TYPE OF REPORTING PERSON*


          PN


                               Page 2 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100

Preliminary Note
----------------
All information set forth herein has been adjusted to reflect a reduction in the number of shares held by the reporting person and a change in the name and address of the reporting person.

Item 1.    Security and Issuer. -------------------------------
The name of the issuer is Gibraltar Packaging Group, Inc. (hereinafter referred to as the "Issuer"). The address of the Issuer's principal executive offices is 200 Summit Avenue, Hastings, NE 68901. This statement relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").


Item 2. Identity and Background.
--------------------------------
The response to Item 2 is amended in its entirety to read as follows:

This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                  John R. Baron
                             Christopher C. Behrens
                             Mitchell J. Blutt, M.D.
                                Arnold L. Chavkin
                                I. Robert Greene
                                Michael R. Hannon
                                Donald J. Hofmann
                                Stephen P. Murray
                               John M. B. O'Connor
                                Brian J. Richmand
                               Shahan D. Soghikian
                                 Jonas Steinman
                                Jeffrey C. Walker
                             Damion E. Wicker, M.D.

Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco CA 94111.

Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments of each executive officer of Chase Capital, each of whom is a U.S. citizen.

The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth


                               Page 3 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100

in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Method of Acquisition

On April 28, 1993, CVCA, the Issuer, Niemand Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer ("Acquisition"), Niemand Holdings, Inc., a Delaware corporation ("Holdings"), Niemand Industries, Inc., a Delaware corporation ("Neimand"), Dale Flanagan ("Flanagan"), Don Geerdes ("Geerdes"), Marianne Hendrix ("Hendrix"), John F. Kirtley ("Kirtley"), P. Jeffrey Leck ("Leck"), Glenn Oken ("Oken"), Margit M. Perullo ("M. Perullo"), Ralph F. Perullo ("R. Perullo"), Fred Shackelford ("Shackelford"), The Ralph F. Perullo Deferred Compensation Trust, Jack D. Garamella, Trustee (the "R. Perullo Trust"), The Margit Perullo Irrevocable Trust, Jack D. Garamella and Ralph F. Perullo, Trustees (the "M. Perullo Trust"), William E. Myers ("Myers"), Brian E. Sanderson ("Sanderson"), William J. Kidd ("Kidd"), Kurt L. Kamm ("Kamm") and Edward Mandel ("Mandel") entered into an Agreement and Plan of Reorganization (the "Plan"). A copy of the Plan is filed as Exhibit 1 hereto. The primary purpose of the Plan was to sell Niemand to the Issuer in consideration for cash and shares of Common Stock of the Issuer. Immediately after the merger provided for in the Plan, Niemand became an indirect, wholly-owned subsidiary of the Issuer.

Pursuant to the Plan, upon filing the Certificate of Merger with the Delaware Secretary of State (the "Effective Time"), Holdings would be merged with and into Acquisition and, among other things, each share of Class A Common Stock, par value $.01 per share (the "Class A"), of Holdings would be converted into the right to receive, and become exchangeable for, 20.719108 shares of the Issuer's Common Stock and a certain amount of cash. The Certificate of Merger was filed April 28, 1993, at which time CVCA's shares of Class A were converted into the right to receive, and became exchangeable for, 274,739 shares of the Issuer's Common Stock and cash under the terms of the Plan. CVCA's original cost basis for its shares of Class A, which were acquired by it in two purchases on May 30, 1991 and December 11, 1991, respectively, is $3,236,874.05. The funds used by CVCA to acquire the Class A were from its contributed capital.

Disclaimer of Group Status

As noted above, Flanagan, Geerdes, Hendrix, Kirtley, Leck, Oken, M. Perullo, R. Perullo, Shackelford, The R. Perullo Trust, the M. Perullo Trust, Myers, Sanderson, Kidd, Kamm and Mandel (collectively, the "Other Shareholders") together with CVCA were parties to the Plan. They each received the Issuer's Common Stock upon consummation of the transactions contemplated by the Plan. In addition, in connection with the Plan and the closing of the transactions contemplated thereby, CVCA entered into certain agreements with the Issuer as well as with the Other Shareholders. The terms of these agreements provide generally that CVCA and the Other Shareholders agree to certain restrictions on the


                               Page 4 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100


transferability of the stockholdings and that the Issuer agrees with CVCA and the Other Shareholders to provide certain rights of registration under the Securities Act of 1993 as amended (the "1993 Act"), with respect to their stockholdings. Prior to execution of the Plan, CVCA had no contractual or other relationship with the Other Shareholders or others with respect to beneficial ownership of the Issuer's Common Stock.

CVCA disclaims that it is member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 4. Purpose of Transaction.

The acquisition of the Issuer's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

The Merger.

Pursuant to the Plan, Holdings was merged with and into Acquisition, a newly created and wholly-owned subsidiary of the Issuer; Acquisition survived the merger.

Board Visitation.

In connection with the transactions contemplated by the Plan, The Issuer granted CVCA the right to have its designee attend meetings of the Issuer's Board of Directors and to receive documents related thereto (see Exhibit 2 hereto). CVCA's initial designee is P. Jeffrey Leck. The Issuer's agreement with CVCA includes customary confidentiality provisions and will remain in effect until CVCA ceases to hold at least 25% of the Common Stock it received under the Plan.

Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing Common Stock to become eligible for termination of registration under Section 12(g) of the Exchange Act.

Item 5 Interest in Securities of the Issuer.

The response to Item 5 is amended in its entirety to read as follows:

As of December 31, 1998, CVCA is deemed to be the beneficial owner of 221,739 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 4.4% of the Common Stock. CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.

During the months of June, 1998 through December, 1998, CVCA sold the following shares of Common Stock in open market transactions:

            DATE               NUMBER OF SHARES             PRICE PER SHARE

           6/5/98                    5,000                      $2.3750


                               Page 5 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100


           6/5/98                    3,000                      $2.7500
           6/17/98                   5,000                      $2.7500
           7/30/98                   6,000                      $2.5000
          10/19/98                   5,000                      $1.1250
          10/26/98                  16,000                      $1.0000
          12/17/98                   2,000                      $1.2500
          12/18/98                   2,000                      $1.3125
          12/18/98                   9,000                      $1.2500

As a result of the above-listed sales of the Issuer's Common Stock held by CVCA, CVCA is now below the reporting threshold.

Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         (a) Registration Agreement. Pursuant to Section 4.02(b) of the Plan, the Issuer entered into a Registration Rights Agreement dated as of April 28, 1993 (the "Registration Agreement") (see Exhibit 3 hereto) with CVCA and the Other Shareholders. The Registration Agreement permits holders of a majority of the Common Stock to demand that the Issuer include their holdings of a majority of the Common Stock to demand that the Issuer include their holdings in one registration under the 1933 Act on Form S-1 or Form S-2 (or any successor form) and up to three registrations under the 1933 Act of Form S-3 (or any successor form). These parties are also granted certain "Piggy-back" rights to participate in certain registration statements filed by the Issuer. The Issuer agreed to pay all costs and expenses of all registrations under the Registration Agreement. The Registration Agreement also contains customary terms and conditions with respect to hold back of shares from public sale or distribution, selection of underwriters and indemnification.

         (b) Agreement Among Shareholders. CVCA and the Other Shareholders agreed not to dispose of the Common Stock received pursuant to the Plan for a period of two years without having obtained an opinion of counsel regarding certain federal tax implications of the transfer pursuant to an Agreement Among Shareholders dated as of April 28,1993 (see Exhibit 4 hereto). CVCA and the Other Shareholders further agreed to provide notice of any proposed transfer.


                               Page 6 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100



Item 7.     Material to be Filed as Exhibits.

        *1. Agreement and Plan of Reorganization, dated as of April 28, 1993, among the Issuer, Acquisition, Holdings, Niemand, CVCA and the Other Shareholders (without Exhibits or Appendices).

        *2.    Letter Agreement, dated April 28, 1993, between the Issuer and
               CVCA.

        *3. Registration Rights Agreement, dated as of April 28, 1993, among the Issuer, CVCA and the Other Shareholders.

        *4. Agreement Among Shareholders, dated as of April 28, 1993, among CVCA and the Other Shareholders.

SCHEDULE A

               Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B

               Item 2 information for executive officers and directors of Chase.









               * Filed previously









                               Page 7 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100


                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999                CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                       By:   CHASE CAPITAL PARTNERS,
                                              its General Partner

                                       By:/s/ Jeffrey C. Walker
                                          ---------------------
                                          Name:  Jeffrey C. Walker
                                          Title:  Managing General Partner






                               Page 8 of 12 Pages

                                  SCHEDULE 13D

Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100


                                                                      SCHEDULE A
                                                                      ----------

                            CHASE CAPITAL CORPORATION
                            -------------------------

                               Executive Officers
                               ------------------

  Name
  ----

  Chairman & Chief Executive Officer                   William B. Harrison, Jr.*
  President                                            Jeffrey C. Walker**
  Executive Vice President                             Mitchell J. Blutt, M.D.**
  Vice President & Secretary                           Gregory Meridith*
  Vice President                                       George E. Kelts**
  Assistant Secretary                                  Robert C. Carroll*


                                    Directors
                                    ---------


                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**






--------------------

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 9 of 12 Pages

                                  SCHEDULE 13D


Name: Gibraltar Packaging Group, Inc.                   CUSIP Number: 374758-100

                                                                      SCHEDULE B
                                                                      ----------


                         THE CHASE MANHATTAN CORPORATION
                         -------------------------------

                               Executive Officers*
                               ------------------

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel




                                   Directors**
                                   ---------


                                        Principal Occupation or Employment;
Name                                    Business or Residence Address
----                                    -----------------------------

Hans W. Becherer                        Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        8601 John Deere Road
                                        Moline, IL 61265

Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, NY  10019





----------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                              Page 10 of 12 Pages

                                 SCHEDULE 13D


Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number: 374758-100


                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----                               -----------------------------

Susan V. Berresford                President
                                   The Ford Foundation
                                   320 East 43rd Street
                                   New York, New York  10017

M. Anthony Burns                   Chairman, President and CEO
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami, FL  33166

H. Laurance Fuller                 Chairman of the Board and
                                   Chief Executive Officer
                                   Amoco Corporation
                                   200 East Randolph Drive
                                   Chicago, IL  60601

Melvin R. Goodes                   Chairman of the Board and Chief Executive
                                   Officer
                                   Warner-Lambert Company
                                   201 Tabor Road
                                   Morris Plains, NJ  07950

William H. Gray, III               President and Chief Executive Officer
                                   The College Fund/UNCF
                                   8260 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, VA  22031

George V. Grune                    Chairman of the Board and Chief Executive
                                   Officer
                                   The Reader's Digest Association, Inc.
                                   Chairman of the Board
                                   The DeWitt Wallace-Reader's Digest Fund
                                   Lila Wallace-Reader's Digest Fund
                                   Reader's Digest Road
                                   Pleasantville, NY 10570

William B. Harrison, Jr.           Vice Chairman of the Board
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

Harold S. Hook                     Retired Chairman of the Board
                                   American General Corporation
                                   2929 Allen Parkway
                                   Houston, TX  77019


                              Page 11 of 12 Pages

                                 SCHEDULE 13D

Issuer:  Gibraltar Packaging Group, Inc.               CUSIP Number: 374758-100


                                   Principal Occupation or Employment;
Name                               Business or Residence Address
----                               -----------------------------

Helene L. Kaplan                   Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom
                                   919 Third Avenue - Room 29-72
                                   New York, NY  10022

Thomas G. Labrecque                President
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

Henry B. Schacht                   Retired Chairman of the Board and
                                    Chief Executive Officer
                                   Lucent Technologies, Inc.
                                   600 Mountain Avenue - Room 6A511
                                   Murray Hill, NJ  07974

Walter V. Shipley                  Chairman of the Board
                                   The Chase Manhattan Corporation
                                   270 Park Avenue, 8th Floor
                                   New York, NY  10017-2070

Andrew C. Sigler                   Retired Chairman of the Board
                                    and Chief Executive Officer
                                   Champion International Corporation
                                   1 Champion Plaza
                                   Stamford, CT 06921

John R. Stafford                   Chairman, President and Chief
                                    Executive Officer
                                   American Home Products Corporation
                                   Five Giralda Farms
                                   Madison, NJ  07940

Marina v.N. Whitman                Professor of Business Administration
                                    and Public Policy
                                   The University of Michigan
                                   School of Public Policy
                                   411 Lorch Hall, 611 Tappan Street
                                   Ann Arbor, MI  48109-1220



                              Page 12 of 12 Pages